The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. NPR and Riken assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

November 28, 2022

Company:	Nippon Piston Ring Co., Ltd.
Representative:	President and Representative Director
Teruo Takahashi
(Code: 6461 TSE Prime Market)
Contact:	Operating Officer, General Manager
Corporate Planning Department
Eiichi Chiyo
(TEL. +81-48-856-5014)

Company:	Riken Corporation
Representative:	President, CEO & COO
Yasunori Maekawa
(Code: 6462 TSE Prime Market)
Contact:	General Manager, Corporate Planning Div.,
Corporate Management Head Office
Tenya Mitsuboshi
(TEL. +81-3-3230-3911)

Notice Regarding the Schedule for the Consolidation

of Nippon Piston Ring Co., Ltd. And Riken Corporation

As announced in the press release dated July 27, 2022, “Conclusion of a Memorandum of Understanding concerning Consolidation through the establishment of a joint holding company (stock transfer) between Nippon Piston Ring Co., Ltd. and Riken Corporation,” Nippon Piston Ring Co., Ltd. (NPR) and Riken Corporation (Riken) have entered into a basic agreement to establish a joint holding company formed by means of mutual stock transfer (hereinafter the “Share Transfer”) and to consolidate the two companies on equal terms (hereinafter the “Consolidation”), and specific discussions and deliberations are underway for the Consolidation.

In consideration of the time required for the business combination review by the Japan Fair Trade Commission, which is a prerequisite for the Consolidation, the two companies have changed the schedule for the Consolidation as follows. The new schedule will be promptly announced as soon as it is finalized.

The two companies will continue discussions and deliberations with the aim of realizing the Consolidation as early as possible.

	Before the change	After the change
Conclusion of final contract regarding the Consolidation	November 2022 (Scheduled)	TBD
Extraordinary General Shareholders’ Meeting (Resolution to approve the Share Transfer)	January 2023 (Scheduled)	TBD
Date of delisting from Tokyo Stock Exchange (TSE)	March 30, 2023 (Scheduled)	TBD
Effective date of the Share Transfer	April 3, 2023 (Scheduled)	TBD

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